(PROPOSED FORM OF NOTICE)


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35 -   , 70 -    )


        EUA Energy Investment Corporation ("EEIC"), a Massachusetts corporation and a wholly-owned subsidiary of Eastern Utilities Associates, a Massachusetts voluntary association and a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act"), has filed an application-declaration with this Commission pursuant to Sections 6(a), 7, 9 and 10 of the Act and Rules 45(a) and 54 promulgated thereunder.

        In this application-declaration, EEIC seeks Commission approval, through December 31, 2002, to provide financial assistance to Separation Technologies, Inc., a Delaware corporation ("STI"), in the form of project financing and direct investments in STI, provided that the aggregate amount of such assistance outstanding at any one time does not exceed $15 million. EEIC proposes to provide such project financing by entering into joint arrangements with STI at locations where STI equipment w ill be installed. EEIC's investments in such future projects with STI would take the form of, without limitation, joint ventures, general partnerships, limited partnerships, teaming agreements, royalties or other revenue sharing, special purpose entities, loans and equity participations. EEIC's direct investments may take the form of the purchase of additional securities of STI, short or long term loans, open account advances or capital contributions.

        NOTICE IS FURTHER GIVEN that any interested person may, not later than __________________, 1998, request in writing that a hearing be held on such matter, stating the nature of his interest, the reasons for such request, and the issues of fact or law raised by said application-declaration which he desires to controvert; or he may request that he be notified if the Commission should order a hearing thereon. Any such request should be addressed to:
Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of such request should be served personally or by mail upon the applicant-declarant at the above-stated address and proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. At any time after said date the application-declaration, as filed or as it may be amended, may be granted and permitted to become effective as provided in Rule 23 of the General Rules and Regulations promulgated under the Act, or the Commission may grant exemption from such rules as provided in Rules 20(a) and 100 thereof or take such other action as it may deem appropriate. Persons who request a hearing or advice as to whether a hearing is ordered will receive any notices and orders issued in this matter, including the date of the hearing (if ordered) and any postponements thereof.

        For the Commission, by the Division of Corporate Regulation, pursuant to its delegated authority.

                                                        Secretary